SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                               (Amendment No.  )*



                           Palatin Technologies, Inc.
             -------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 par value
             -------------------------------------------------------
                         (Title of Class of Securities)


                                    696077 30 4
             -------------------------------------------------------
                                 (CUSIP Number)


                                 July 14, 2000
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the propose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  696077 30 4                13G                      Page 2 of 5 Pages
           -----------

--------------------------------------------------------------------------------
1.        NAMES OF REPORTING PERSONS

                            EDWARD J. QUILTY

          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)


--------------------------------------------------------------------------------

2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  [ ]
                                                                   (b)  [ ]

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3.        SEC USE ONLY


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4.        CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES

--------------------------------------------------------------------------------
                       | 5.     SOLE VOTING POWER
       NUMBER OF       |
                       |                          515,089
        SHARES         |
                       |--------------------------------------------------------
     BENEFICIALLY      | 6.     SHARED VOTING POWER
                       |
       OWNED BY        |                            None
                       |
                       |--------------------------------------------------------
         EACH          |  7.     SOLE DISPOSITIVE POWER
                       |
       REPORTING       |                          515,089
                       |
      PERSON WITH      |--------------------------------------------------------
                       |  8.     SHARED DOSPOSITIVE POWER
                       |
                       |                            None
                       |
--------------------------------------------------------------------------------

9.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       515,089

--------------------------------------------------------------------------------
10.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES*                                                  [ ]

--------------------------------------------------------------------------------
11.       PERCENT OF CLASS REPRESENTED BY AMOUNT OF ROW 9

                       6.0%

--------------------------------------------------------------------------------
12.       TYPE OF REPORTING PERSON*

                       IN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1                                13G                      Page 3 of 5 Pages

1(a)     Name of Issuer:

         Palatin Technologies, Inc.

1(b)     Address of Issuer's Principal Executive Offices:

         103 Carnegie Center, Suite 200, Princeton, New Jersey 08540

Item 2

2(a)     Name of Person Filing:

         Edward J. Quilty

2(b)     Address of Principal Business Office or, if None, Residence:

         214 Carnegie Center, Suite 100, Princeton, NJ  08540

2(c)     Citizenship:

         Not Applicable

2(d)     Title of Class of Securities:

          This statement covers a total of 515,089 fully diluted shares of common stock, $.01 par value per share (the "Common Stock"), of the Issuer. The Reporting Person as of the date hereof holds (or is deemed to hold) an aggregate of: ((i) 59,898 shares of Common Stock, and (ii) options for the purchase of Common Stock (the "Options") which as of the date hereof may be exercised to purchase all or a portion of 455,191 shares of Common Stock at a price per share of $7.50 relative to 30,000 shares, $4.96 relative to 49,472 shares, $4.00 relative to 100,000 shares, $0.20 relative to 176,460 shares, and $3.125 relative to 99,259 shares. The Common Stock and Options are referred to herein, collectively, as the "Securities".

2(e)     CUSIP Number:

         696077 30 4

Item 3   If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
         (c), Check Whether the Person Filing is a:

3(a) [ ] Broker or dealer  registered  under  section  15 of the Act (15  U.S.C.
         78o).

3(b) [ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

3(c) [ ] Insurance  company as defined in Section 3(3)(19) of the Act (15 U.S.C.
         78c).

3(d) [ ] Investment company registered under Section 8 of the Investment Company
         Act of 1940 (15 U.S.C. 80a-8).

3(e) [ ] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

3(f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

3(g) [ ] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

3(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit
         Insurance Act (12 U.S.C. 1813);

3(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

3(j) [ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

                                      13G                      Page 4 of 5 Pages
Item 4   Ownership.

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1:

4(a)     Amount beneficially owned:

         515,089 shares

4(b)     Percent of class:

         6.0%

4(c )    Number of shares as to which such person has:

         (i) Sole power to vote or to direct the vote:                   515,089

         (ii) Shared power to vote or to direct the vote:                None

         (iii) Sole power to dispose or to direct the disposition of:    515,089

         (iv) Shared power to dispose or to direct the disposition of:   None

Item 5   Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6   Ownership of More than Five Percent on Behalf of Another Person.

         Not Applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

         Not Applicable

Item 8   Identification and Classification of Members of the Group.

         Not Applicable

Item 9   Notice of Dissolution of Group.

         Not Applicable

                                      13G                      Page 5 of 5 Pages

Item 10  Certification.

          By signing below I certify that, to the best of my knowledge and belief, the Securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such Securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





                                                      /s/  Edward J. Quilty
                                                      -----------------------
                                                      By: Raymond C. Hedger, Jr.
                                                          Attorney-in-Fact


July 25, 2000



                             CONFIRMATION STATEMENT

     I, Edward J. Quilty, hereby authorize and designate Hedger & Hedger, by Raymond C. Hedger, Jr. or Samantha J. Prince, to file on my behalf with the United States Securities and Exchange Commission any of the following documents relative to my ownership, purchase or sale of the securities of Palatin Technologies, Inc.: (1) Form 4 - Statement of Changes in Beneficial Ownership,
(2) Form 5 - Annual Statement of Changes in Beneficial Ownership, (3) Schedule 13D and (4) Schedule 13G.


Date: July 12, 2000                         /s/  Edward J. Quilty
                                        ---------------------------
                                                Edward J. Quilty